UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West

Penthouse Suite 1300

Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On March 6, 2024, Psyence Biomedical Ltd., a corporation organized under the laws of Ontario, Canada (the “Company”), issued a press release announcing that its wholly-owned subsidiary, Psyence Australia (Pty) Ltd, has received full approval from the Australian Health Research Ethics Committee (HREC) to initiate its planned Phase IIb study in Melbourne, Australia. A copy of the press release is furnished hereto as Exhibit 99.1.

On March 12, 2024, the Company issued a shareholder letter recapping recent progress and outlining key future milestones. The Company also released its investor presentation, dated March 2024. Copies of the shareholder letter and investor presentation are furnished hereto as Exhibits 99.2 and 99.3, respectively.

Exhibits

Exhibit Number	Description
99.1	Press Release, dated March 6, 2024.
99.2	Shareholder Letter, dated March 12, 2024.
99.3	Investor Presentation, dated March 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 12, 2024

Psyence Biomedical Ltd.

By:	/s/ Dr. Neil Maresky
Name:	Dr. Neil Maresky
Title:	Chief Executive Officer and Director